Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Aquila Cascadia Equity Fund (the "Fund") was held on May 8, 2000. The holders of shares representing 51% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee				For			Withheld

		Lacy B. Herrmann		9,077,359.44		7,516.02
		Vernon R. Alden		9,077,359.44		7,516.02
		David B. Frohnmayer		9,077,359.44		7,516.02
		James A. Gardner		9,077,359.44		7,516.02
		Diana P. Herrmann		9,077,359.44		7,516.02
		Sterling K. Jenson		9,077,359.44		7,516.02
Raymond H. Lung		9,077,359.44		7,516.02
		John W. Mitchell		9,077,359.44		7,516.02
		Richard C. Ross		9,077,359.44		7,516.02
		Ralph R. Shaw		9,077,359.44		7,516.02